UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cheetah Net Supply Chain Service Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

G16307X202

(CUSIP Number)

Huan Liu

8707 Research Drive

Irvine, California 92618

(949) 418-7804

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3959D109

1	Name of reporting persons: Huan Liu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with(1)	7	Sole voting power 31,250(2)
	8	Shared voting power 515,625(3)
	9	Sole dispositive power 31,250(2)
	10	Shared dispositive power 515,625(3)
11	Aggregate amount beneficially owned by each reporting person 546,875
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 19.9%(4)
14	Type of reporting person IN

(1)	On October 21, 2024, the Issuer effectuated a reverse stock split of its common stock at a ratio of 1-for-16 (the “Reverse Split”). Following the Reverse Split, each 16 shares of the Issuer’s common stock outstanding were automatically combined into one new share of common stock. No fractional shares were issued in connection with the Reverse Split; any fractional shares resulting from the Reverse Split were rounded up to the nearest whole share. The par value per share of the Issuer’s common stock remained unchanged. The Class A common stock of the Issuer started trading on a post-split basis on October 24, 2024, at which time the Class A common stock was assigned a new CUSIP number (16307X202).
(2)	Represents 31,250 shares of the Issuer’s Class A common stock issuable to the Reporting Person upon the conversion of 31,250 shares of Class B common stock held by the Reporting Person as of the date hereof. The Issuer’s Class B common stock is convertible into the Issuer’s Class A common stock at any time at the option of the holder on a one-to-one basis.
(3)	Represents 515,625 shares of the Issuer’s Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon the conversion of 515,625 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED as of the date hereof. The Reporting Person is the sole shareholder of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED and may be deemed to beneficially own the securities of the Issuer held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED.
(4)	Percentage of class is calculated based on 2,202,527 shares of Class A common stock outstanding as of the December 3, 2024, as provided by the Issuer to the Reporting Person on the same date. Pursuant to Rule 13d-3(d)(1) under the Act, the denominator of this percentage is the sum of (i) the 2,202,527 shares of Class A common stock outstanding as of the date hereof, (ii) the 515,625 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon the conversion of the shares of Class B common stock it holds, as described in row (3), and (iii) the 31,250 shares of Class A common stock issuable to the Reporting Person upon the conversion of the shares of Class B common stock he holds, as described in row (2).

Explanatory Note

This Amendment No. 1 (this “Amendment”) relates to the statement on Schedule 13D (the “Schedule 13D”) filed on October 4, 2024 by the Reporting Person, with respect to the shares of common stock, par value $0.0001 per share, of Cheetah Net Supply Chain Service Inc. (the “Issuer”). Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to report a decrease in the Reporting Person’s beneficial ownership percentage due to the sale of shares of the Issuer’s common stock by the Reporting Person.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in as follows:

This Amendment is being filed with respect to the shares of common stock of the Issuer. The address of the principal executive offices of the Issuer is 8707 Research Drive, Irvine, California 92618.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Amendment is being filed by Mr. Huan Liu.

(b)	The business address of Huan Liu is 8707 Research Drive, Irvine, California 92618.

(c)	Huan Liu is the Chief Executive Officer, Director, and Chairman of the Board of Directors of the Issuer.

(d)	During the past five years, Huan Liu has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Huan Liu has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Huan Liu is a citizen of the People’s Republic of China.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On September 15, 2024, the Issuer’s compensation committee, through a written consent without a meeting, approved the grant of certain stock awards to certain recipients in recognition of their work and performance. Under the grant schedule, Huan Liu, Chief Executive Officer, Director, and Chairman of the Board of Directors of the Issuer, was granted RSUs covering the right to receive 735,000 shares of Class A common stock and 500,000 shares of Class B common stock of the Issuer (the “Award”). The Award vested immediately upon grant, and as a result, Mr. Liu was deemed to have acquired the beneficial ownership of the shares of Class A and Class B common stock underlying the Award under Rule 13d-3 of the Act. On September 30, 2024, the Issuer issued 735,000 shares of Class A common stock and 500,000 shares of Class B common stock to Huan Liu under the Award.

On October 21, 2024, the Issuer completed the Reverse Split as described on the cover page of this Amendment. Following the Reverse Split, Huan Liu directly held 45,938 shares of Class A common stock and 31,250 shares of Class B common stock of the Issuer.

On December 3, 2024, Huan Liu disposed of the 45,938 shares of Class A common stock that he directly held. As of the date of this Amendment, Huan Liu no longer holds any shares of the Issuer’s Class A common stock. Huan Liu continues to directly or beneficially hold the shares set forth on the cover page of this Amendment.

The information set forth on the cover page of this Amendment is hereby incorporated by reference into this Item 4.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The percentage of shares beneficially or directly owned by the Reporting Person is based on the sum of (i) the 2,202,527 shares of Class A common stock outstanding as of the date hereof, (ii) the 515,625 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon the conversion of the shares of Class B common stock it holds, and (iii) the 31,250 shares of Class A common stock issuable to the Reporting Person upon the conversion of the shares of Class B common stock he holds.

(b)

The Reporting Person has sole dispositive power over the 31,250 shares of Class B common stock of the Issuer.

The Reporting Person has shared dispositive power over the 515,625 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, a British Virgin Islands company, which is 100% owned by the Reporting Person. The registered address of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(c)	Other than as described herein, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this statement.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2024

/s/ Huan Liu
Huan Liu